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Exhibit (a)(10)

ATTENTION: IMPORTANT INFORMATION FOR IRI STOCKHOLDERS

October 16, 2003

Dear Information Resources, Inc. Shareholder:

        The purpose of this letter is to:

  •
  remind you of the upcoming deadline to tender your Information Resources, Inc. ("IRI") shares into the offer by Gingko Acquisition Corp. ("Gingko");

  •
  ensure that you know how to tender your shares;

  •
  highlight the key terms of Gingko's offer; and

  •
  reiterate the reasons why your IRI Board of Directors strongly endorses this transaction.

Tender Deadline and Tender Process

        As you may know, on September 8, 2003, Gingko commenced a revised tender offer for all outstanding shares of IRI common stock. The tender offer will expire at midnight, New York City time, on Wednesday, October 29, 2003, unless extended.

        In order to tender your shares, you must provide instructions to your bank or brokerage firm on a timely basis so they can tender shares on your behalf. Registered holders may complete the letter of transmittal previously sent to you and return it with their stock certificate(s) to the depository prior to midnight on Wednesday, October 29, 2003. Even if you tendered your shares in the first tender offer, those shares should have been returned to you or credited to your brokerage firm or bank account. If you wish to receive the merger consideration pursuant to the offer, you must re-tender your shares in this current offering period.

        If you have any additional questions regarding the offer or if you are uncertain on how to tender your shares, please contact the Information Agent for the offer, MacKenzie Partners, Inc., at 800-322-2885 (toll-free) or 212-929-5500 (collect).

Summary of the Terms of Gingko's Offer

        Under the terms of the merger agreement, IRI shareholders will receive $3.30 in cash for each IRI share plus a registered and tradable contingent value right per share ("CVR"). The CVRs entitle the CVR holders to receive, in the aggregate, 60% of any proceeds from IRI's antitrust suit against ACNielsen and others up to $200 million and 75% of any such proceeds above $200 million, in each case subject to certain adjustments. For more details on the terms of this offer, please refer to Gingko's tender offer materials.

Reasons for the IRI Board's Recommendation

        IRI's Board of Directors has publicly stated that it reached its unanimous decision that the Gingko offer is in the best interest of IRI shareholders for a number of reasons. While we always encourage shareholders to review the complete filings, following is a summary of several key reasons the IRI Board gave for reaching its recommendation.

  1.
  The IRI Board of Directors evaluated a wide range of strategic alternatives in a publicly announced process and believes that Gingko's offer represents the best value for IRI shareholders.

      In January 2003, IRI and its financial advisor began exploring means by which IRI could maximize shareholder value. The extensive review of strategic alternatives included remaining independent and engaging in further restructuring activities, seeking additional funds in the capital markets or through private investment, joint ventures, partnerships, selling some of the assets or businesses of IRI, or selling the entire enterprise. Additionally, IRI's financial advisor contacted, or was contacted by, 85 parties that were interested in purchasing all or part of IRI. Your Board concluded that none of the expressions of interest from any of these other parties (or other strategic alternatives considered) afforded IRI shareholders with the value offered by Gingko. Further, Gingko's tender offer for IRI has been public knowledge for over three months, and, during that time, no party has come forward with an offer that matches Gingko's. Finally, IRI retained William Blair & Co. to conduct an independent evaluation that confirmed that the Gingko offer is fair, from a financial point of view, to IRI shareholders.

  2.
  IRI's ability to compete on a stand-alone basis and at the same time also provide meaningful shareholder returns is limited.

      IRI's U.S. Retail Tracking business is under significant industry pressures and these pressures have been exacerbated by what IRI believes to be anticompetitive behavior by ACNielsen and its related companies. IRI's employees have accomplished a great deal in recent years in terms of reduced costs, improved data quality, growth in other product lines, and IRI forecasts indicate that it will be able to continue to meet client needs into the future. However, these forecasts also suggest that there may not be returns to IRI shareholders in the next several years that would match the value of accepting the Gingko offer.

  3.
  Gingko's offer reflects a significant premium, as well as an opportunity for shareholders to gain a substantial portion of the proceeds, if any, from IRI's antitrust lawsuit against ACNielsen.

      The $3.30 cash component of Gingko's offer represents a 112% premium to IRI's closing stock price of $1.56 on April 29, 2003, which was the day before positive developments in IRI's antitrust litigation were announced.* Gingko's offer also includes registered, tradable CVRs which will provide the holders, in the aggregate, with 60% of the proceeds, if any, from the ACNielsen lawsuit up to $200 million and 75% of any such proceeds above $200 million, in each case subject to certain adjustments.

        Time is short.    We encourage you to act promptly and tender your shares early to be sure they are received by the deadline.

Regards,

Romesh Wadhwani Managing Partner Symphony Technology Group, on behalf of Gingko Acquisition Corp.	Joe Durrett Chairman and Chief Executive Officer Information Resources, Inc.

*
While IRI's common stock has recently traded above the $3.30 per share cash component of Gingko's offer, Gingko believes that the difference between the current market price and the $3.30 per share cash offer price reflects the market valuation of the CVRs to be issued in connection with the offer and the merger.

Certain Additional Information for Stockholders

        The solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, the Information Agent for the tender offer.

Forward-Looking Statements

        This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and taxes at the time of any CVR distribution) as they relate to the Company, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward- looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony, including: the impact of general economic conditions in regions in which the Company currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by the Company in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.

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ATTENTION: IMPORTANT INFORMATION FOR IRI STOCKHOLDERS